UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Bit Digital, Inc. is filing this Amendment No. 1 to Form 6-K (this “Amendment”) to its report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on August 15, 2023 (the “Original Form 6-K”).

This Amendment is being filed solely to amend Exhibit 99.1 of the Original Form 6-K to correct that Exhibit 99.1 is being filed (rather than being furnished) with this Report on Form 6-K/A.

Accordingly, Exhibit 99.1 is attached to this Amendment.

Exhibit Index

A copy of the Bit Digital, Inc. press release dated August 15, 2023, titled “Bit Digital, Inc. Announces Second Quarter of Fiscal Year 2023 Financial Results,” is being filed as Exhibit 99.1 with this Report on Form 6-K/A.

Exhibit 99.1	Bit Digital press release dated August 15, 2023, titled “Bit Digital, Inc. Announces Second Quarter of Fiscal Year 2023 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Samir Tabar
Name:	Samir Tabar
Title:	Chief Executive Officer

Date: August 23, 2023

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